UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)


(Amendment No. ________)

Electronic Cigarettes International Group, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

285560 20 7
(CUSIP Number)

March 30, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)









1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Porter Partners, L.P.
94-3152540


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) [x]


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

California








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


6.

SHARED VOTING POWER

0 shares of Common Stock


7.

SOLE DISPOSITIVE POWER

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


8.

SHARED DISPOSITIVE POWER

0 shares of Common Stock






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]



11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%


12.

TYPE OF REPORTING PERSON (see instructions)

PN









1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EDJ Limited


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) [x]


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas







NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


6.

SHARED VOTING POWER

0 shares of Common Stock


7.

SOLE DISPOSITIVE POWER

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


8.

SHARED DISPOSITIVE POWER

0 shares of Common Stock





9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%


12.

TYPE OF REPORTING PERSON (see instructions)

FI



















1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Porter Family Living Trust dtd 9/5/2006


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) [x]


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

California








NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


6.

SHARED VOTING POWER

0 shares of Common Stock


7.

SOLE DISPOSITIVE POWER

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


8.

SHARED DISPOSITIVE POWER

0 shares of Common Stock






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,967,537 shares of Common Stock (see Item 4(a) and * at Item 4(c) below)


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.5%


12.

TYPE OF REPORTING PERSON (see instructions)

OO














Item 1 (a). Name of Issuer:

Electronic Cigarettes International Group, Ltd. (the "Issuer").

Item 1 (b). Address of Issuer's Principal Executive Offices:

14200 Ironwood Drive
Grand Rapids, Michigan 49544

Items 2(a), (b) and (c). Name of Persons Filing, Address and
Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Porter Partners, L.P. (a California limited partnership), EDJ Limited (a Bahamas international business corporation), and Porter Family Living Trust dtd 9/5/2006 (a trust of which Jeffrey H. Porter, a resident of California, USA, is a trustee), as joint filers (collectively, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. The principal business office of the Reporting Persons is located at 300 Drakes Landing Road, Greenbrae, CA 94904.

Item 2(d). Title of Class of Securities:

Common Stock of the Issuer, par value $0.001 per share (the "Common Stock").

Item 3.

Not applicable.

Item 4.  Ownership.







(a)

Amount beneficially owned:

Collectively,* the Reporting Persons own 2,967,537 shares of Common Stock. Of this total, Porter Partners, L.P. owns 2,364,756 shares, EDJ Limited owns 417,310 shares, and Porter Family Living Trust dtd 9/5/2006 owns 185,471 shares.






(b)

Percent of class:

Approximately 8.5% (collectively,* for all
Reporting Persons), based on 34,879,194 shares of Common
Stock of the Issuer issued and outstanding as of March 30, 2015.






(c)

Number of shares as to which the Reporting Persons* have:








(i)
 Sole power to vote or to direct the vote:

2,967,537* shares of Common Stock.








(ii)
 Shared power to vote or to direct the vote:

0 shares of Common Stock.








(iii)
 Sole power to dispose or to direct the disposition of:

2,967,537* shares of Common Stock.








(iv)
 Shared power to dispose or to direct the disposition of:

0 shares of Common Stock.





This Schedule 13G is filed on behalf of Porter Partners, L.P., EDJ Limited, and Porter Family Living Trust dtd 9/5/2006 (each a "Reporting Person" and collectively the "Reporting Persons"). Porter Capital Management Co, a general partnership, is the general partner of Porter Partners, L.P. and the investment manager of EDJ Limited. Jeffrey H. Porter is the managing partner of Porter Capital Management Co. and is a trustee of the Porter Family Living Trust dtd 9/5/2006. Each of Jeffrey H. Porter and Porter Capital Management
Co. may be deemed to be the beneficial owner of the shares of Common Stock owned by one or more of the Reporting Persons.
Each of Jeffrey H. Porter and Porter Capital Management Co.
disclaims beneficial ownership of all shares of Common Stock beneficially owned by each of the Reporting Persons, and each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by each other Reporting Person.
See also Item 4(a) above, which specifies the number of shares of Common Stock owned by each of the Reporting Persons.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2015
Date

Porter Partners, L.P., by Porter Capital Management Co., its general partner

By: /s/ Jeffrey H. Porter
Title: Managing partner

EDJ Limited, by Porter Capital Management Co., its investment manager

By: /s/ Jeffrey H. Porter
Title: Managing partner

Porter Family Living Trust dtd 9/5/2006, by Jeffrey H. Porter, trustee

By: /s/ Jeffrey H. Porter
Title: Trustee


CUSIP No. 2855560 20 7

13G

Page 8 of 8 Pages